UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                       GENERAL EMPLOYMENT ENTERPRISES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   369730106
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JULY 10, 2009
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  369730106

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power               0
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power          0
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned                   0
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds were used to effect the original purchases.

ITEM 4.   Purpose of Transaction
     The respondent is filing this amendment because his ownership interest in the company's common stock has dropped below 5.0%.

ITEM 5.   Interest in Securities of the Issuer

     As of July 10, 2009, respondent tendered his entire 288,395 share position in General Employment to PSQ, LLC. Therefore, as of the same date, respondent no longer holds any position in the company's common stock.

     Transactions effected by the respondent in the 60 days prior to the July 10, 2009 tender were performed in ordinary brokerage transactions, and are indicated as follows:

5/18/09  bought 10,000 @ .458
5/19/09  bought    500 @ .47
5/20/09  bought 12,500 @ .46
5/29/09  bought  2,500 @ .47
6/01/09  bought  2,900 @ .47
6/09/09  bought 16,900 @ .46
6/24/09  bought  2,400 @ .46
6/25/09  bought  7,100 @ .454
6/26/09  bought    300 @ .46

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Exhibit 1:

Press release issued by respondent on Globe Newswire, dated June 17, 2009, calling on then CEO Herbert Imhoff, Jr. to reduce the size of his "Golden Parachute" (severance), and taking Directors Sheldon Brottman and Dennis Baker to task for failing to fulfill their fiduciary responsibilities to shareholders.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  08/03/09
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor